UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2023

RED OAK CAPITAL FUND VI, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-1160134
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund VI, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund VI, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund VI, LLC, a Delaware limited liability company, was formed on June 10, 2021. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

On December 9, 2022, we filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or SEC, to offer up to $35,000,000 of our 8.00% Series A and 8.65% Series Ra Unsecured Bonds. Additionally, on December 9, 2022, we filed an offering statement on Form 1-A with the SEC to offer up to $40,000,000 of our Series A Preferred Units, pursuant to exemptions from registration under Tier II of Regulation A, each referred to herein collectively as the “Offerings”. Subsequently, the offering of our bonds was qualified on January 23, 2023, and our offering of preferred units was qualified on January 26, 2023, and we commenced offering the securities at that time.

As of June 30 2023, the Offerings had issued $17,771,000 of Series A Bonds, $160,000 of Series Ra Bonds, and $9,621,000 of Series A Preferred Units.

2

As of June 30, 2023, the Company held one senior secured loan providing $8,000,000 of loan principal to the borrower. The interest rate on the loan is 11.00% and the maturity date is June 30, 2025. The following table outlines the major terms of the loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
Hill Island CHP SPV LLC	Sacramento, CA	6/30/2025	$8,000,000	11.00%

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Period Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the period January 23, 2023 (commencement of operations) through June 30, 2023.

As of June 30, 2023, the Company held one senior secured loan, pursuant to which the Company, as the lender, provided $8,000,000 of senior secured loan principal to the borrower. See the table in the section above for additional details on the outstanding loan.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one percent (0% - 1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On June 30, 2023, the Company entered into a loan agreement with Hill Island CHP SPV LLC, a Delaware limited liability company, to provide an $8.0 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.0% and an initial maturity date of June 30, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a single-story office building located in Sacramento, CA.

For the period January 23, 2023 (commencement of operations) through June 30, 2023, our total revenues from operations amounted to $4,417. Operating costs for the same period, including organization fees of $551,040 and bond interest expense of $493,445 amounted to $1,183,253. Net loss for the period amounted to $1,178,836 .

We are working diligently through our expanding pipeline of potential senior secured loans in order to deploy our cash on hand.

Results of Operations – For the Period Ended June 30, 2022

We had not commenced operations as of June 30, 2022.

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Liquidity and Capital Resources

As of June 30, 2023, we had issued $17,771,000 of Series A Bonds, $160,000 of A R-Bonds, and $9,621,000 of Series A Preferred Units, pursuant to our offerings of Bonds and Preferred Units. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $18,046,724 and bond service reserves of $672,413. The bond service reserves required pursuant to the Indenture related to the Bonds, which requires 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations through January 24, 2024.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient, then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In the period ended June 23, 2023, we have raised $17,771,000 of Series A Bonds, $160,000 of A R-Bonds, and $9,621,000 of Series A Preferred Units. Subsequent to June 30, 2023 and as of the filing date of this report, we have held two closes, raising $4,028,000 of Series A Bonds, $170,000 of Series Ra Bonds, and $3,303,000 of Series A Preferred Units. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the first half of 2023, the Company closed its first senior secured commercial real estate loan with principal of $8,000,000. We currently have a robust pipeline of origination opportunities and we expect capital deployment to increase through December 31, 2023. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As a result of macro events including the conflict in the Ukraine, inflation and the lingering effects of the COVID-19 pandemic, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact these events may have on us at this time. As of the date of this report, the loan in the Company’s portfolio is performing. However, we may experience adverse effects in the performance of our loans in the future as a result of economic conditions which may materially alter our ability to pay our debt service obligations and fees.

Item 2. Other Information

 None.

4

RED OAK CAPITAL FUND VI, LLC

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE PERIOD JANUARY 23, 2023 (COMMENCEMENT OF OPERATIONS)

THROUGH JUNE 30, 2023

5

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Red Oak Capital Fund VI, LLC
Balance Sheet
June 30, 2023
(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$18,046,724
Restricted cash - bond service reserve	672,413
Due from affiliates	90,000
Interest receivable	2
Total current assets	18,809,139

Long-term assets:
Mortgage loans receivable, held for investment, net	7,840,000

Total assets	$26,649,139

Liabilities and Members' Capital

Current liabilities:
Loan interest reserves	$600,000
Bond interest payable	436,986
Prepaid bond interest	135,470
Loan construction reserves	536,553
Due to affiliates	324,266
Contributions received in advance	210,000
Accounts payable	43,164
Other liabilities	36,264
Total current liabilities	2,322,703

Long-term liabilities:
Series A bonds payable, net	16,361,274
Series A R-bonds payable, net	156,252
Total long-term liabilities	16,517,526

Members' Capital:
Managing Member	-
Members	7,808,910
Total members' capital	7,808,910

Total liabilities and members' capital	$26,649,139

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Red Oak Capital Fund VI, LLC
Statement of Operations
For the period January 23, 2023 (Commencement of Operations) through June 30, 2023
(Unaudited)

Revenue:
Mortgage interest income	$2,444
Other income	1,973
Total revenue	4,417

Expenses:
Organization fees	551,040
Bond interest expense	493,445
Professional fees	76,001
Management fees	62,767
Total expenses	1,183,253

Net income (loss)	$(1,178,836)

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Red Oak Capital Fund VI, LLC
Statement of Changes in Members' Capital
For the period January 23, 2023 (Commencement of Operations) through June 30, 2023
(Unaudited)

	Managing Member	Members	Total

Members' capital, January 23, 2023	$-	$-	$-

Capital contributions	-	9,621,000	9,621,000

Syndication costs	-	(633,254)	(633,254)

Net income (loss)	-	(1,178,836)	(1,178,836)

Members' capital, June 30, 2023	$-	$7,808,910	$7,808,910

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Red Oak Capital Fund VI, LLC
Statement of Cash Flows
For the period January 23, 2023 (Commencement of Operations) through June 30, 2023
(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(1,178,836)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of debt issuance costs	56,459

Change in other operating assets and liabilities:
Net change in due from affiliates	(90,000)
Net change in interest receivable	(2)
Net change in bond interest payable	436,986
Net change in prepaid bond interest	135,470
Net change in due to affiliates	324,266
Net change in accounts payable	43,163
Net change in other liabilities	36,264

Net cash provided by (used in) operating activities	(236,230)

Cash flows from investing activities:
Mortgage notes issued	(7,840,000)
Loan interest reserves	600,000
Loan construction reserve additions	536,553

Net cash provided by (used in) investing activities	(6,703,447)

Cash flows from financing activities:
Capital contributions, including contributions received in advance	9,831,000
Syndication costs	(633,254)
Proceeds from Series A Bonds	17,771,000
Proceeds from Series A R-Bonds	160,000
Payment of debt issuance costs	(1,469,932)

Net cash provided by (used in) financing activities	25,658,814

Net change in cash, cash equivalents, and restricted cash	18,719,137

Cash, cash equivalents, and restricted cash, beginning of period	-

Cash, cash equivalents, and restricted cash, end of period	$18,719,137

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Red Oak Capital Fund VI, LLC Notes to Financial Statements For the period January 23, 2023 (Commencement of Operations) through June 30, 2023 (Unaudited)

1. Organization

Red Oak Capital Fund VI, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the sponsor. The Managing Member owns 100% of the Common Units and effectively controls all aspects of the Company.

The Company formed on June 10, 2021 and commenced operations on January 23, 2023. As of June 30, 2023, the Company has raised $9.62 million of Series A Preferred Membership Interests (the “Series A Units”), $17.77 million of Series A Unsecured Bonds (the “A Bonds”) and $0.16 million of Series Ra Unsecured Bonds (the “Ra Bonds”, collectively the “Bonds”). The Company anticipates raising a maximum of $40 million of Series A Units and a maximum of $35 million of Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including the Ukraine Conflict, inflation, and the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Company’s Operating Agreement.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements For the period January 23, 2023 (Commencement of Operations) through June 30, 2023 (Unaudited)

2. Significant accounting policies (continued)

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations.

The Company follows ASU 2016-18, “Restricted Cash”, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance that sum to the total of the same such amounts shown in the statement of cash flows as of June 30, 2023:

6/30/2023
Cash and cash equivalents	$18,046,724
Restricted cash – bond service reserve	672,413
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$18,719,137

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements For the period January 23, 2023 (Commencement of Operations) through June 30, 2023 (Unaudited)

2. Significant accounting policies (continued)

Impairment and allowance for loan losses

Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. There was no allowance for loan loss reserves as of June 30, 2023.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were in nonaccrual status as of June 30, 2023.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. As of June 30, 2023, the Company had gross mortgage loans receivable of $7.84 million, presented net of $0.16 million of unamortized deferred loan origination income.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements For the period January 23, 2023 (Commencement of Operations) through June 30, 2023 (Unaudited)

2. Significant accounting policies (continued)

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2023, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2023, no amount of interest and penalties related to uncertain tax positions was recognized in the Statement of Operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3. Allocation of net income and loss

As described in more detail in Article VII of the Operating Agreement, the Net Profits and Net Losses of the Company (and to the extent necessary, any allocable items of gross income, gain, loss and expense includable in the computation of Net Profits and Net Losses) shall be allocated among all Unitholders in such a manner that, as of the end of the taxable year or other relevant period, and to the extent possible, the Capital Account of each Unitholder shall be equal to (1) the net amount which would be distributed to such Unitholder if the Company were to liquidate the assets of the Company for an amount equal to their Adjusted Book Value, pay all liabilities of the Company (limited, with respect any nonrecourse liabilities, to the Adjusted Book Value of the assets securing such nonrecourse liabilities), and distribute the proceeds in liquidation in accordance with Section 10.2(a), minus (2) the Unitholder’s share of Company Minimum Gain and Unitholder Minimum Gain.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements For the period January 23, 2023 (Commencement of Operations) through June 30, 2023 (Unaudited)

4. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, in advance, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all capital contributions of the Unitholders, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. For the period January 23, 2023 (commencement of operations) through June 30, 2023, the Company incurred management fees of $62,767, of which $42,526 remained payable to the Managing Member as of June 30, 2023.

The Company will also pay an organization and offering fee (“O&O Fee”) to the Managing Member in the amount of 2.00% of gross capital contributed by the Unitholders plus the gross principal outstanding of the Bonds. In return, the Manager will pay all organization and offering expenses incurred by the Company, including any such expenses in excess of the 2.00% O&O Fee, in the event that such a situation arises. For the period January 23, 2023 (commencement of operations) through June 30, 2023, the Company incurred O&O fees of $551,040, of which $231,540 remained payable to the Managing Member as of June 30, 2023.

The Company will also pay a disposition fee to the Managing Member in the amount of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. As of June 30, 2023, no disposition fees have been accrued or paid.

5. Mortgage loans receivable

On June 30, 2023, the Company entered into a loan agreement with Hill Island CHP SPV LLC, a Delaware limited liability company, to provide an $8.0 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.0% and an initial maturity date of June 30, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a single-story office building located in Sacramento, CA.

The following schedule summarizes the mortgage loans receivable as of June 30, 2023:

Mortgage loans receivable	$8,000,000
Deferred origination fees	(160,000)
Mortgage loans receivable, held for investment, net	$7,840,000

In accordance with the loan agreement, the borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2023, the loan interest reserve account, including prepaid interest, contained $600,000. Additionally, the Company holds certain construction funds on behalf of the borrower which are then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2023, the loan construction reserve account was $536,553.

6. Bonds payable

During the period January 23, 2023 (commencement of operations) through June 30, 2023, the Company issued $17.77 million and $0.16 million of A Bonds and Ra Bonds, respectively. The Bonds are unsecured obligations and rank junior to senior secured indebtedness. The maturity date of the Bonds is December 31, 2028. The Company has incurred debt issuance costs related to the bond offerings, and such costs have been capitalized and amortized through the maturity of each bond series, as applicable. Through June 30, 2023, the total debt issuance costs incurred by the Company were approximately $1.47 million, of which $1.41 million remains unamortized as of June 30, 2023. During the period January 23, 2023 (commencement of operations) through June 30, 2023, $56,459 was amortized to bond interest expense.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements For the period January 23, 2023 (Commencement of Operations) through June 30, 2023 (Unaudited)

6. Bonds payable (continued)

Bonds payable as of June 30, 2023 were comprised of the following:

Series A Bonds payable, gross	$17,771,000
Series Ra Bonds payable, gross	160,000
Debt issuance costs (unamortized balance)	(1,413,474)
Total bonds payable, net	$16,517,526

The Company anticipates making quarterly interest payments to the A and Ra bondholders at a rate of 8.00% and 8.65% per annum, respectively. For the period January 23, 2023 (commencement of operations) through June 30, 2023, the Company incurred bond interest expense of $493,445. Additionally, certain bondholders have prepaid bond interest for the period from the first date of the quarter prior to their bond purchase through the bond closing date. Such prepayment entitles these bondholders to a full quarterly interest payment. During the period ended June 30, 2023, $135,470 of interest was prepaid by bondholders.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As required, the Company will keep 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of January 23, 2023.

The A and Ra Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2023	$-
2024	-
2025	-
2026	-
2027	-
2028	17,931,000
Total bonds payable	$17,931,000

7. Member’s capital

The Company has two classes of membership interests, Common Units and Series A Units. Common Units hold 100% of the voting interests. For the period January 23, 2023 (commencement of operations) through June 30, 2023, the Managing Member, as sole holder of the Common Units, made no capital contributions and received no distributions.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements For the period January 23, 2023 (Commencement of Operations) through June 30, 2023 (Unaudited)

7. Member’s capital (continued)

For the period January 23, 2023 (commencement of operations) through June 30, 2023, capital contributions by Series A Unitholders totaled $9.62 million, and no distributions occurred. The Company anticipates making quarterly preferred return payments to the Series A Unitholders at a rate of 8.00% per annum. Additionally, the Company anticipates making one additional preferred return payment to the Series A Unitholders at a rate of 1.5% per annum. Any excess cash available for distribution will be distributed to the Common Unitholders.

Series A Units are redeemable beginning on the third anniversary of the first issuance of Series A Units to the holder. Once the Company receives written notice from the unitholder, it will have 90 days from the date such notice is provided to redeem the holder’s Series A Units at a price per unit equal to (i) $800 if the notice is received on or after the date of the third anniversary but prior to the fourth anniversary, and (ii) $1,000 if the notice is received on or after the fourth anniversary, plus any accrued but unpaid preferred return payments.

The Company’s obligation to redeem the Series A Units in any given year pursuant to this optional redemption is limited to 15% of the outstanding Series A Units on January 1st of the applicable year. The Company also has the right to delay or suspend Series A Unit redemptions if the Manager determines that the payment of the redemptions would harm remaining Unitholders, cause a default or violate covenants with any credit facilities of the Company, or materially impair the Company's ability to operate. Unit redemptions pursuant to the optional redemption will occur in the order that notices are received.

8. Commitments and contingencies

As discussed in Note 4, the Managing Member has incurred and will continue to incur organizational and offering expenses, which are reimbursable from the Company at 2% of total gross proceeds from the Series A Unit and Bond offerings. The Company will expense organization costs when incurred and syndication costs will be a direct charge to equity as incurred.

Red Oak Capital Holdings, LLC, the Company’s Sponsor, has committed to contribute $1.5 million in exchange for 6,000 Common Units in the Company, which may be called at time and in amounts in the discretion of the Managing Member.

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

Since June 30, 2023, the Company has executed two closings resulting in total bond and equity gross proceeds of $4.2 and $3.3 million, respectively.

On July 24, 2023, the Company made its first quarterly interest payment to the Bondholders and the Series A Unitholders in the amounts of $572,456 and $283,514, respectively. The interest payment covered all interest accrued from the Company’s commencement date through June 30, 2023.

On August 4, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in a senior secured loan to borrower Hill Island CHP SPV, LLC equal to approximately 5.6% of a $8,000,000 loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements For the period January 23, 2023 (Commencement of Operations) through June 30, 2023 (Unaudited)

9. Subsequent events (continued)

On August 4, 2023, the Company entered into a Loan Participation Agreement (the “Participation Agreement”) with Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), whereby the Company sold a participation interest to the Participant equal to 5.6% of a $8.0 million senior secured loan for a purchase price of $450,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The Participant shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

The financial statements were approved by management and available for issuance on September 26, 2023. Subsequent events have been evaluated through this date.

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PART III – EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VI, LLC

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VI, LLC

(3)(a)	Form of Indenture

(3)(b)	Form of A Bond

(3)(c)	Form of Ra Bond

(4)	Subscription Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte of North Carolina on September 26, 2023.

RED OAK CAPITAL FUND VI, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager
By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager
By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)
By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

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